Exhibit 99.1

SIGMA LITHIUM CELEBRATES INTERNATIONAL WOMEN’S DAY BY CLOSING ESG TRADE FINANCE CREDIT LINES TOTALLING USD 90M AND LOADING 22,000t SHIPMENT TO GLENCORE WITH 85% PREPAYMENT AT PREMIUM PRICES

HIGHLIGHTS

•	Sigma Lithium announces that it has closed trade finance credit lines totaling USD 90 million, linked to its outstanding environmental, social and governance credentials with the following group of leading sustainability oriented financial institutions:

o	Citibank: USD 50 million

o	Santander: USD 20 million

o	Banco do Brasil: USD 10 million

o	XP Inc: USD 10 million

•	The Company will celebrate International Women’s Day this weekend by loading 22,000 tonnes of Quintuple Zero Green Lithium to Glencore AG at the Port of Vitoria.

o	The shipment demonstrates consistent performance of its Greentech industrial plant to produce at a monthly cadence equivalent to approximately 270,000 tonnes per year (reaching design capacity).

o	Glencore has increased its prepayment to 85% of the shipment’s value at premium provisional price of 7.5% of the quoted LME/Fastmarkets lithium hydroxide price.

•	At Sigma Lithium, “Every Day is Women’s Day”. Our team is celebrating by excelling in our jobs: consistently delivering to our clients the most sustainable lithium materials in the world, becoming one of the building blocks of a green and socially inclusive supply chain.

o	Interacting with women leaders is part of our team’s daily routines, as a result of the unparalleled diversity at the Company.

o	Over 40% of decision-making roles are occupied by women managers.

o	We are the only company in our segment of battery materials with a female co-chairperson.

São Paulo, Brazil – (March 08, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces it will celebrate International Women’s Day this weekend by loading 22,000 tonnes of Quintuple Zero Green Lithium to Glencore AG (“Glencore”), at the Port of Vitoria. This seventh overall shipment demonstrates consistent performance of its Greentech industrial plant to produce at a monthly cadence equivalent to approximately 270,000 tonnes per year.

Glencore has increased the amount of its prepayment to 85% of the shipment’s value and improved the terms to affect payment upon product delivery to the warehouse. This represents a shift from prior shipments, whereby the Company secured 50% of the value upon loading.

The prepayment reflects premium provisional pricing at 7.5% of the lithium hydroxide price quoted at LME (average China, Japan, South Korea) for the Company’s unique Quintuple Zero Green Lithium concentrate (“Quintuple Zero Green Lithium“). The shipment is part of a commercial distribution and marketing agreement with Glencore that aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles.

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Additionally, Sigma Lithium announces that it has closed a total of USD 90 million in trade finance credit lines, with the following group of leading sustainability oriented financial institutions at interest rates averaging 11% annually:

▪	Citibank: USD 50 million

▪	Santander: USD 20 million

▪	Banco do Brasil: USD 10 million

▪	XP Inc: USD 10 million

The most recent trade finance credit line with Citibank for USD 50mn has a 180-day duration and a 9.3% total interest rate. The Company was able to achieve favorable terms given its superior ESG credentials, which Citibank is now expressly considering in its Supplier Finance ESG lines. The increased balance of trade financing remains available for use, as the Company currently funds its working capital through its prepayment agreement with Glencore.

Company CEO and Co-Chairperson, Ana Cabral-Gardner, notes, “We reached an important financing milestone closing a total of USD 90mm of ESG trade lines by achieving production cadence at the Greentech industrial plant. Establishing a consistent shipping schedule, demonstrating our product quality, and low-cost resilience at the trough of this lithium cycle has opened these additional credit opportunities for Sigma Lithium. The trade lines with longer duration significantly increase our financing flexibility, as our board prepares to make a final investment decision on the construction of a second Greentech industrial production line of Quintuple Zero Green Lithium.”

Sigma Lithium has managed to industrialize a unique Quintuple Zero Green Lithium, recognized at COP28 as the most sustainable lithium in the world:

•	Zero Net Carbon: First large-scale producer in the lithium industry to achieve carbon neutrality.
•	Zero Coal Power at Greentech Plant: 100% renewable power.
•	Zero Tailings Dams: 100% dry stacked tailings.
•	Zero Utilization of Potable Water: Sewage treatment for solid fecal residues for Greentech plant inbound water.
•	Zero Use of Hazardous Chemicals in manufacturing process of lithium concentrate.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company is currently evaluating a decision to expand production via a Phase 2 concentrate line and associated mine which would add another 250,000 tonnes of annual Quintuple Zero Green Lithium capacity. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

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+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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